CUSIP No. 53228J103	13D	(Page 1 of 5)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Lightyear Network Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

53228J103
(CUSIP Number)

LY Holdings, LLC
c/o J. Sherman Henderson III
1901 Eastpoint Parkway
Louisville, Kentucky 40223
 (502) 244-6666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
James A. Giesel
Frost Brown Todd LLC
400 West Market Street
32nd Floor
Louisville, Kentucky  40202
Telephone (502) 589-5400

January 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53228J103	13D	(Page 2 of 5)

1	NAME OF REPORTING PERSON

LY HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Kentucky

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED		19,500,000 shares of Common Stock entitled to one vote per share [1]
BY EACH REPORTING
PERSON WITH:	8	SHARED VOTING POWER	-0-

	9	SOLE DISPOSITIVE POWER
		19,500,000 shares of Common Stock[1]

	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,500,000 shares of Common Stock[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	65.9%[1]

14	TYPE OF REPORTING PERSON	HC

1 Calculated pursuant to Rule 13d-3.  The percentage is calculated based 20,090,058 outstanding shares of Lightyear Network Solutions, Inc. common stock issued and outstanding as of November 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.  The Reporting Person currently owns 10,000,000 shares of Issuer common stock and 9,500,000 shares of Issuer preferred stock.  Issuer preferred stock is convertible into Issuer common stock on a one-for-one basis at the holder’s discretion. Therefore, the percentage is calculated as: 19,500,000 (as-converted shares of common stock owned) divided by 29,590,058 (total, as-converted shares of common stock outstanding).  These shares are included in shares listed in Items 7, 9 and 11, above.

CUSIP No. 53228J103	13D	(Page 3 of 5)

Explanatory Note:    This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D originally filed by LY Holdings, LLC (the “Reporting Person”) with the Securities and Exchange Commission on February 22, 2010 (as hereby amended, the “Schedule”).  Unless otherwise indicated, each capitalized term used, but not defined herein, shall have the meaning assigned to such term in the Schedule.

ITEM 1.   SECURITY AND ISSUER.

Item 1 of the Schedule is hereby amended in its entirety to state as follows:

This Statement relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Lightyear Network Solutions, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1901 Eastpoint Parkway, Louisville, Kentucky 40223.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Sub-paragraph 1 of Item 5(a-b) of the Schedule is hereby amended to read in its entirety as follows:

(a-b)
1.
As of January 31, 2011, the Reporting Person may be deemed to beneficially own, have sole voting power over, and have sole power to direct the disposition of 19,500,000 shares of Issuer common stock, representing 65.9% of Issuer’s outstanding common stock as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2011.  The Reporting Person currently holds 10,000,000 shares of Issuer common stock and 9,500,000 shares of Issuer convertible preferred stock, convertible into 9,500,000 shares of Issuer common stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is hereby amended to include the information set forth in the following paragraphs:

As previously disclosed in the Schedule, pursuant to a promissory note made by the Reporting Person to the Issuer, the Reporting Person pledged all of its shares of Issuer common stock and Issuer preferred stock to the Issuer as a subordinated security interest under that note.  On January 21, 2011 (the “Transaction Date”), the Reporting Person entered into a Collateral Release Agreement (the “Release Agreement”) by and among the Reporting Person, the Issuer, Lightyear, Sullivan, CTS Equities Limited Partnership and Dees.  Under the Release Agreement, the Issuer released its security interest in 2,000,000 shares of Issuer preferred stock (the “Released Shares”) held by the Reporting Person.

Also on the Transaction Date, the Reporting Person entered into a Stock Pledge Agreement (the “Pledge Agreement”) in favor of First Savings Bank, F.S.B. (the “Bank”) whereby the Reporting Person granted the Bank a security interest in the Released Shares.  The Pledge Agreement relates to and was granted in partial consideration of the Bank’s loan to the Issuer of up to $2 Million under a promissory note (the “Note”) dated as of the Transaction Date.  The Release Agreement, the Pledge Agreement and the Note were all reported in and filed as exhibits to the Issuer’s Current Report on Form 8-K filed January 25, 2011.

CUSIP No. 53228J103	13D	(Page 4 of 5)

Under the Pledge Agreement, the Reporting Person retains the sole voting and dispositive power over the Released Shares, such powers being released only upon an Event of Default by the Issuer under the Note.

Except as described in the Schedule, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and the Directors, or the Reporting Person, the Directors and any other person, with respect to any securities of Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Exhibits

1.
Promissory Note, dated as of January 21, 2011 by Lightyear Network Solutions, Inc. to First Savings Bank, F.S.B., incorporated herein by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on January 25, 2011.

2.
Stock Pledge Agreement, dated January 21, 2011, by the Reporting Person in favor of First Savings Bank, F.S.B., incorporated herein by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed on January 25, 2011.

3.
Collateral Release Agreement dated January 21, 2011, by and among the Reporting Person, Lightyear Network Solutions, Inc., Lightyear Network Solutions, LLC, Chris T. Sullivan, CTS Equities, Limited Partnership, and Rigdon O. Dees, incorporated herein by reference to Exhibit 10.10 to Issuer’s Current Report on Form 8-K filed on January 25, 2011.

CUSIP No. 53228J103	13D	(Page 5 of 5)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

LY HOLDINGS, LLC

By	/s/ J. Sherman Henderson III
Name:	J. Sherman Henderson III, President

Date:	February 1, 2011